Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Bed Bath & Beyond Inc.:

We consent to the incorporation by reference in the registration statement (No. 33-63902, 33-87602, 333-18011, 333-75883, and 333-64494) on Form S-8 of Bed Bath & Beyond Inc. of our report dated May 11, 2005, with respect to the consolidated balance sheets of Bed Bath & Beyond Inc. as of February 26, 2005 and February 28, 2004, and the related consolidated statements of earnings, shareholders’ equity, and cash flows, for each of the fiscal years in the three-year period ended February 26, 2005, management’s assessment of the effectiveness of internal control over financial reporting as of February 26, 2005 and the effectiveness of internal control over financial reporting as of February 26, 2005, which reports appear in the February 26, 2005 annual report on Form 10-K of Bed Bath & Beyond Inc.

/s/ KPMG LLP
New York, New York
May 11, 2005